06004627

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Management and Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2450 South Shore Boulevard, Suite 400
(No. and Street)

League City (City) Texas (State) 77573 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda T. Koelemay (281) 334-2469
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brenda T. Koelemay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Management and Research, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brenda T. Koelemay
Signature

Vice President
Title

Michele S. Lord
Notary Public

MICHELE S. LORD
Notary Public, State of Texas
My Commission Expires
February 28, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Supplementary Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT, WELLER & BAKER LLP

Certified Public Accountants

SECURITIES MANAGEMENT AND RESEARCH, INC.

FINANCIAL STATEMENTS
(WITH INDEPENDENT AUDITORS' REPORT THEREON)

DECEMBER 31, 2005

TAIT, WELLER & BAKER LLP

Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholder
Securities Management and Research, Inc.
League City, Texas

We have audited the accompanying statements of financial condition of Securities Management and Research, Inc. (the "Company") as of December 31, 2005 and 2004 and the related statements of operations, changes in stockholder's equity, and cash flows for each of the two years in the period then ended. The statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Securities Management and Research, Inc. as of December 31, 2005 and 2004, and the results of its operations, changes in stockholder's equity, and its cash flows for each of the two years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules 1 and 2 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
January 27, 2006

SECURITIES MANAGEMENT AND RESEARCH, INC.

Statements of Financial Condition

As of December 31,

	2005	2004
ASSETS		
Cash and cash equivalents	$3,225,126	$1,554,326
Cash segregated under federal regulations (note 2)	8,840	10,815
Accounts receivable:		
Due from affiliated registered investment companies for:		
Investment advisory fees	464,046	486,616
Expense reimbursement	59,174	167,140
Receivable from parent for variable commissions	85,852	95,632
Other	415,080	1,321,271
Prepaid and other assets	228,090	372,178
Investment in marketable securities (cost of $15,601,984 in 2005 and $15,081,952 in 2004)(note 3)	15,388,626	15,122,887
Fixed assets (net of accumulated depreciation $1,839,427 in 2005 and $1,780,843 in 2004)	77,766	98,721
Deferred commission	214,496	304,676
Deferred income tax (note 5)	89,266	5,118
	$20,256,362	$19,539,380

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Due to affiliated registered investment companies of sales of their capital stock	$ 8,840	$ 10,815
Due to affiliated registered investment companies for excess expense reimbursements	79,295	65,222
Due to parent (note 4)	50,541	-
Due to dealers and representatives for commissions	162,159	161,253
Trade payables and accrued expenses	667,356	783,732
Stock Appreciation Rights	124,455	98,434
Payable to parent in lieu of income taxes (note 5)	38,961	81,305
Total liabilities	1,131,607	1,200,761
Stockholder's equity: (notes 7 and 8)		
Common Stock, par value $1 per share authorized, issued and outstanding, 1,000,000 shares	1,000,000	1,000,000
Additional paid-in-capital	1,720,000	1,720,000
Retained Earnings	16,404,755	15,618,619
Total stockholder's equity	19,124,755	18,338,619
	$20,256,362	$19,539,380

Commitments and contingencies (notes 6 and 8)

See accompanying notes to the financial statements.

SECURITIES MANAGEMENT AND RESEARCH, INC.

Statements of Operations

For the years ended December 31,

	2005	2004
Revenues:		
Underwriting income from sales of capital stock:		
Affiliated registered investment companies (note 4)	$ 230,597	$ 298,312
Unaffiliated registered investment companies	1,347,198	1,336,115
Investment advisory and service fees from affiliated registered investment companies (notes 4)	4,599,295	4,604,363
Investment advisory fees:		
Parent (note 4)	1,307,004	1,170,918
Other	605,502	545,101
Variable Commissions Earned	3,507,563	1,166,768
Service Fees:		
Parent (note 4)	2,221,941	1,965,649
Distribution plan fees	218,595	212,206
Contingent deferred sales charges	43,501	38,218
Income from investments:		
Net realized and unrealized gain (loss) from investments (note 3)	(254,293)	320,087
Dividends (note 3)	482,841	289,268
Interest (note 3)	108,012	35,615
Other income	103,385	111,584
Total revenues	14,521,141	12,094,204
Expenses:		
Employee compensation and benefits	3,834,761	3,742,572
Commissions to dealers and representatives	4,860,367	2,615,080
Communications	37,577	47,423
Occupancy and equipment rental (note 4)	771,902	652,181
Other operating expenses (note 4)	3,864,342	3,127,233
Total Expenses	13,368,949	10,184,489
Income before taxes	1,152,192	1,909,715
Provision for federal income tax expense (benefit)		
Current	450,204	499,107
Deferred	(84,148)	134,392
Total Taxes	366,056	633,499
Net Income	$ 786,136	$ 1,276,216

See accompanying notes to the financial statements.

SECURITIES MANAGEMENT AND RESEARCH, INC.

Statement of Changes in Stockholder's Equity

Years ended December 31, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance December 31, 2003	$1,000,000	$1,720,000	$14,342,403	$17,062,403
Net Income for 2004	-	-	1,276,216	1,276,216
Balance December 31, 2004	1,000,000	1,720,000	15,618,619	18,338,619
Net Income for 2005	-	-	786,136	786,136
Balance December 31, 2005	$1,000,000	$1,720,000	$16,404,755	$19,124,755

See accompanying notes to the financial statements.

SECURITIES MANAGEMENT AND RESEARCH, INC.

Statements of Cash Flows

Years ended December 31,

	2005	2004
Cash flows from Operating Activities:		
Net Income	$ 786,136	$ 1,276,216
Adjustments to reconcile net income to net cash provided by operating activities:		
Noncash items included in net income:		
Depreciation	58,584	69,285
Unrealized (Gains) Losses on Marketable Equity Securities	254,293	(320,088)
Deferred Income Taxes	(84,148)	134,393
Reinvestment of dividends from Registered Investment Companies	(346,842)	(285,683)
Reinvestment of capital gains dividends from registered investment companies	(173,190)	(25,348)
Changes in operating assets and liabilities		
Decrease (Increase) in accounts receivable	1,046,507	(1,130,929)
Decrease (Increase) in prepaid expenses and other assets	234,268	49,206
(Decrease) Increase in accounts payable and accrued expenses	(119,695)	405,110
Total Adjustments	869,777	(1,104,054)
Net Cash provided by Operating Activities	1,655,913	172,162
Cash flows from investing activities:		
Purchases of fixed assets	(37,629)	(76,123)
Reduction (Increase) of segregated cash account	1,975	(7,642)
Net cash provided by (used in) investing activities	(35,654)	(83,765)
Cash flow from financing activities:		
Increase/(Decrease) from payable to parent	50,541	(79,446)
Net cash provided by financing activities	50,541	(79,446)
Net increase/(decrease) in cash	1,670,800	8,951
Cash at the beginning of year	1,554,326	1,545,375
Cash at end of year	$3,225,126	$ 1,554,326

See accompanying notes to the financial statements.

SECURITIES MANAGEMENT AND RESEARCH, INC.

Notes to Financial Statements

December 31, 2005

(1) Summary of Significant Accounting Policies

Basis of Presentation

Securities Management and Research, Inc. (SM&R) is a wholly owned subsidiary of American National Insurance Company (American National). SM&R is registered as an investment advisor under the Investment Advisers Act of 1940 and as a broker-dealer under the Securities Exchange Act of 1934. SM&R's transactions as a broker-dealer for year to date ending December 31, 2005 were principally in connection with the sale and redemption of redeemable securities of registered investment companies managed by SM&R (the Funds) and variable commissions earned on variable products sold by American National. Certain officers and directors of SM&R are affiliated with these registered investment companies.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies followed by SM&R in the preparation of its financial statements.

<u>**Investments**</u>

Registered Investment Companies

Transactions in registered investment company shares are recorded on the trade date. The cost of investments sold is determined by average cost. Marketable equity securities are recorded at market value. The net unrealized gain or loss is included in income.

Fixed Assets

Fixed assets consist primarily of office equipment, carried at cost. The equipment is being depreciated using the straight-line method over periods ranging from three to ten years.

Deferred Sales Commissions

Sales commissions paid to financial intermediaries in connections with the sale of shares of open-end SM&R mutual funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding five years, the periods of time estimated by management of the Funds during which deferred sales commissions are expected to be recovered from distribution plan payments received from those funds and from contingent deferred sales charges received from shareholders of those funds upon the redemption of their shares. Contingent deferred sales charges reduce unamortized deferred sales commissions when received.

Income and Expense Recognition

Investment advisory and service fees are recorded as revenue as the related services are performed. Purchases and sales of shares of the Funds in connection with the underwriting activities of SM&R including related commissions on income are recorded on the trade date. Dividends from investments in marketable equity securities are recognized on the ex-dividend date. Interest income on investments is accrued as earned.

(2) Cash Segregated Under Federal Regulations

At December 31, 2005 and 2004 cash received from customers for investment of $8,840 and $10,815 was segregated in a "Special Bank Account for the Exclusive Benefit of Customers" as required under Rule k(2)i of the Securities and Exchange Commission.

(3) Investments

Marketable Securities

Marketable securities include investments in shares of the Funds and a certificate of deposit that totaled $15,388,626 at December 31, 2005 and $15,122,887 at December 31, 2004. Dividend and interest income earned on such investments was $590,853 in 2005 and $324,883 in 2004. The market value of marketable equity securities includes unrealized losses of $213,358 at December 31, 2005 and unrealized gains of $40,935 at December 31, 2004.

Realized gains from investments are summarized as follows:

	2005	2004
Investment securities:		
Proceeds from sales	$ -	$ -
Cost of securities sold	-	-
	-	-
Capital gain distribution from affiliated funds	173,190	25,348
Net realized gains	$173,190	$25,348

(4) Transactions with Affiliates

On January 1, 1987, SM&R and American National entered into an Investment Advisory Agreement whereby SM&R acts as investment advisor to American National. Total payments by American National to SM&R for investment advisory fees were $1,307,004 and $1,170,918 for the years ended December 31, 2005 and 2004 respectively.

SM&R and American National are parties to a service agreement pursuant to which SM&R has agreed (i) to use its best efforts to remain qualified and licensed as a broker-dealer in those states selected by American National; (ii) as mutually agreed upon from time to time to train and supervise selected agents of American National in the sale of securities; and (iii) to perform certain accounting and miscellaneous services for American National. American National has agreed to provide (i) certain personnel, investment information, and resources (but not investment advice or recommendations); (ii) the use of certain printing facilities; and (iii) the use of certain electronic data processing equipment and certain office facilities, equipment, and materials, some of which will or may be used by SM&R in meeting its obligations to the Funds under their advisory agreements. SM&R has agreed to reimburse American National monthly for its pro rata portion of the actual cost in supplying such services and facilities to SM&R. Total expenses incurred by SM&R under the service agreement with American National during the years ended December 31, 2005 and 2004 totaled $296,158 and $226,199 respectively. These amounts are included in "Other operating expenses" in the accompanying statement of operations. For the years ended December 31, 2005 and 2004 American National reimbursed SM&R $2,221,941 and $1,965,649 respectfully for services, equipment and facilities under the service agreement. This amount is included in "Service Fees" in the accompanying statement of operations. For the years ended December 31, 2005 and 2004 SM&R was reimbursed $417,320 and $335,364 respectively from Comprehensive Investment Services, Inc. for services, equipment and facilities. Comprehensive Investment Services, Inc. is a wholly owned subsidiary of American National.

Under the investment advisory agreements between SM&R and the Funds, SM&R reimburses certain expenses of each of the Funds if the Funds' expenses exceed certain limitations. For the years ended December 31, 2005 and 2004, reimbursements for excess expenses amounted to $992,710 and $784,124. This amount is included in "Other operating expenses" in the accompanying statements of operations.

(5) Federal Income Taxes

The federal income tax provisions vary from the amounts computed when applying the statutory federal income tax rate. A reconciliation of the effective tax rate of SM&R to the statutory federal income tax rate follows:

	2005		2004	
	Amount	**Rate**	**Amount**	**Rate**
Income tax on pretax income	$403,267	35.00%	$668,400	35.00%
Tax-exempt investment income	(23,568)	(2.05)%	(22,600)	(1.18)%
Dividend exclusion	(15,700)	(1.36)%	(14,925)	(0.78)%
Other items, net	2,057	0.18%	2,624	.14%
	$366,056	31.77%	$633,499	33.18%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liability at December 31, 2005 and 2004 are as follows:

	2005	2004
Deferred tax asset / (liability):		
Marketable equity securities, principally due to net unrealized losses / (gains)	$74,675	$(14,327)
Fixed assets, principally due to difference between financial statements and tax depreciation	14,591	19,445
Net deferred tax asset	$89,266	$ 5,118

SM&R does not file a separate federal income tax return and its income and deductions are included in the consolidated tax return filed by its parent. Pursuant to a signed agreement between American National and SM&R, SM&R owes American National for federal income taxes calculated generally on separate return basis. SM&R will receive the tax benefits of realized losses on securities if they are utilized in American National's consolidated return. SM&R did not have any realized losses, and therefore no tax benefits, from the sale of securities in year 2005.

(6) Pension Plan

SM&R is a participant in a multi-purpose benefit plan covering all eligible employees, administered by American National. SM&R may, under certain circumstances, become subject to liabilities in excess of contributions. Generally, these liabilities are contingent upon the termination, withdrawal, or partial withdrawal from the plan. SM&R has not taken any action to terminate, withdraw, or partially withdraw which would result in any material liability. Liabilities would be based upon SM&R's proportional share of the plan's unfunded vested benefits. It has been estimated by the trustees of the fund that, as of September 30, 2005, the current liability of the plan for vested benefits was $131,367,516 and the market value of the plan assets was $137,972,447. The current liability of the plan for all benefits including those not yet vested was $136,742,705. There were no contributions charged to expense under the pension plan for 2005 and 2004.

(7) Subordinated Debt

SM&R had no subordinated debt at December 31, 2005 or 2004 or at any time during the years then ended.

(8) Net Capital Requirement

In accordance with the regulations of the Securities Exchange Commission, SM&R must maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, that does not exceed 15 to 1. At December 31, 2005, SM&R had net capital of $15,948,219 which was $15,848,219 in excess of it's required net capital of $100,000. SM&R's ratio of aggregate indebtedness to net capital was .0710 to 1.

Schedule 1

SECURITIES MANAGEMENT AND RESEARCH, INC.

Computation of Net Capital Pursuant to Rule 15c-3-1

December 31, 2005

		2005
Stockholder's Equity		$19,124,755
Deductions and/or charges:		
Nonallowable Assets:		
Due from affiliated registered investment companies	62,359	
Other Receivables	1,001,623	
Fixed Assets	77,766	
Prepaid Expenses and other assets	228,591	
Excess Deductible on Fidelity Bond	19,443	1,389,782
Net Capital before haircuts on security positions		17,734,973
Haircuts on investment securities		1,786,754
Net Capital		15,948,219
Aggregate indebtedness		1,131,608
Net capital requirement		100,000
Excess net capital at 1000%		15,835,058
Excess net capital at 1500%		15,891,639
Ratio of aggregate indebtedness to net capital		.0710 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2005 filed by SM&R with the Securities and Exchange Commission on Part II of the unaudited Form X-17a-5.

Schedule 2

SECURITIES MANAGEMENT AND RESEARCH, INC.

Computation of Net Capital Pursuant to Rule 15c-3-1

December 31, 2004

		2004
Stockholder's Equity		$18,338,619
Deductions and/or charges:		
Nonallowable Assets:		
Due from affiliated registered investment companies	170,291	
Other Receivables	1,939,370	
Fixed Assets	98,721	
Prepaid Expenses and other assets	372,678	
Excess Deductible on Fidelity Bond	19,443	2,600,503
Net Capital before haircuts on security positions		15,738,116
Haircuts on investment securities		1,721,679
Net Capital		14,016,437
Aggregate indebtedness		1,200,762
Net capital requirement		100,000
Excess net capital at 1000%		13,896,360
Excess net capital at 1500%		13,956,399
Ratio of aggregate indebtedness to net capital		.0857 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2004 filed by SM&R with the Securities and Exchange Commission on Part II of the unaudited Form X-17a-5.

TAIT, WELLER & BAKER LLP

Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Securities Management and Research, Inc.
League City, Texas

In planning and performing our audit of the financial statements of Securities Management and Research, Inc., (the ***"Company"***), for the year ended December 31, 2005, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
January 27, 2006